EXHIBIT 99.1

Notice of Annual General Meeting 2007

To the shareholders of Norsk Hydro ASA Notice of Annual General Meeting 2007

Notice is hereby given that the Annual General Meeting of Norsk Hydro ASA will be held at Radisson SAS Scandinavia Hotel, Holbergsgate 30, Osloon Tuesday, 8 May 2007 at 16:30.

Items on the agenda:

1. Approval of the financial accounts and annual report for 2006 of Norsk Hydro ASA and the group, including the payment of dividend.

The Board of Directors proposes a dividend of NOK 5.00 per share.

2. Auditor's remuneration. Approval is requested for Norsk Hydro ASA to pay auditor's remuneration for 2006 of NOK 17,224,000 to Deloitte.

3. Amendment to Article 5a of the Articles of Association: In accordance with the "Norwegian Code of Practice for Corporate Governance" it is proposed that Article 5a of the Articles of Association be amended to read: "The nomination committee consists of four members who shall be shareholders or shareholders' representatives. The members of the nomination committee, including its leader, are elected by the general meeting. The chairperson of the nomination committee, and at least one other member, shall be elected from among the shareholders' representatives of the corporate assembly. The members of the nomination committee are elected for two years at a time.

The Chairperson of the Board of directors and the President and CEO shall be called in, without voting rights, to at least one meeting in the nomination committee before the committee submits its final recommendation.

The nomination committee submits its proposals, regarding the shareholders' election of members and deputies to the corporate assembly and regarding the corporate assembly members' fees, to the general meeting.

The nomination committee submits its proposal, regarding the election of the shareholders' representatives to the Board of Directors and regarding the Board members' fees, to the corporate assembly.

Following a proposal from the shareholders' representatives of the Board, the shareholders' representatives of the corporate assembly shall determine the procedural rules for the nomination committee."

4. Ordinary election to the nomination committee. The nomination from the nomination committee will be made public prior to the Annual General Meeting.

5. Guidelines for the remuneration of leading employees. In accordance with Section 6-16a of the Public Limited Companies Act, the Board of Directors will prepare an independent statement regarding the settlement of salary and other remuneration for leading employees for the coming accounting year. The content of this statement is included in the annual report of Norsk Hydro ASA in note 4 of the consolidated financial statements and will be submitted to an instructive vote.

Shareholders listed in the Norwegian Central Securities Depository (Verdipapirsentralen) are entitled to attend and vote at the general meeting. Such shareholders wishing to attend are requested to provide notification of this on the enclosed form as soon as possible, and at the latest by 16:00 on Friday 4 May 2007, to:

            Den norske Bank ASA,
            Verdipapirservice,
            0021 Oslo
            Fax +47 22 48 11 71

Notification may also be transmitted electronically via the company's website: www.hydro.com/register, or electronically via VPS Investor Services.

According to Article 10 of the Articles of Association of the Company, the general meeting is chaired by the chairperson of the corporate assembly or, in his or her absence, by the deputy chairperson.

Any shareholder may, with written authority, appoint a proxy to attend the meeting. Admission cards to the general meeting will not be issued.

The share will be traded ex-dividend on the Oslo and New York stock exchanges from May 9, 2007 inclusive.

When paying a dividend to non-Norwegian shareholders, a deduction will be made for Norwegian withholding tax (up to 25 percent of the dividend) in accordance with the regulations in force.

Oslo, March 12 2007
BOARD OF DIRECTORS